Exhibit 16.1

January 30, 2008

Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549

RE:  China Forestry Inc.

We were dismissed on June 26, 2007, as the independent registered public accountants of China Forestry Inc. (formerly known as Patriot Investment Corporation).

We have read the statements that we understand China Forestry Inc. will include under Item 4.01 of the Form 8-K report that it will file regarding the change of auditors. We agree with such statements made regarding our firm. We have no basis to agree or disagree with other statements made under Item 4.01.

/s/ Michael J. Larsen, PC, Certified Public Accountants

Michael J. Larsen, PC, Certified Public Accountants